OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2006
Estimated average burden hours per response: 11

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Little Squaw Gold Mining Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

537522 10 4

(CUSIP Number)

December 31, 2005

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)

[X]

Rule 13d-1(c)

[   ]

Rule 13d-1(d)

CUSIP No. 537522 10 4

1.

Names of Reporting Persons                   Wilbur G. Hallauer

I.R.S. Identification Nos. of above persons (entities only).

Not Applicable

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)   Not Applicable

(b)   Not Applicable

3.

SEC Use Only

4.

Citizenship or Place of Organization

             United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 2,081,875 6. Shared Voting Power -0- 7. Sole Dispositive Power 2,081,875 8. Shared Dispositive Power -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

      2,081,875

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See

       Instructions)

N/A

11.  Percent of Class Represented by Amount in Row (9)                12.2%

12.  Type of Reporting Person (See Instructions)                              IN

CUSIP No. 537522 10 4

Item 1(a)

Name of Issuer

Little Squaw Gold Mining Company

Item 1(b)

Address of Issuer's Principal Executive Offices

3412 S. Lincoln Dr.

Spokane, WA  99203-1650

Item 2

(a) – (c) Name, Principal Business Address and Citizenship of Person Filing

Wilber G. Hallauer

406 Eastlake Road

Oroville, WA 98844

Citizenship:  United States of America

Item 2(d)

Title of Class of Securities

Common Stock

Item 2(e)

CUSIP Number

537522 10 4

Item 3

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check 3.  whether the person filing is a:

(a) [     ]

Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [     ]

Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [     ]

Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [     ]

Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) [     ]

An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E); An employee benefit plan or endowment fund in accordance with §240.13d-1 (b)(1)(ii)(F);

(g) [    ]

A parent holding company or control person in accordance with §

240.13d-1 (b)(1)(ii)(G);

(h) [     ]

A savings associations as defined in Section 3(b) of the Federal Deposit

Insurance Act (12 U.S.C. 1813);

(i) [     ]

A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of  1940 (15 U.S.C. 80a

3);

(j) [     ]

Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not Applicable

CUSIP No. 537522 10 4

Item 4

Ownership.

(a) Amount Beneficially owned:   2,081,875 shares of common  stock including 200,000 shares that the reporting person has the right to acquire.

(b) Percent of class:   12.2% based on 17,033,420 shares outstanding on December 31, 2005, including 200,000 shares which the reporting person has the right to acquire.

(c)  Number of shares as to which the person has:

(i)  Sole power to vote or to direct the vote:   2,081,875

(ii) Shared power to vote or to direct the vote:

(iii) Sole power to dispose or to direct the disposition of:  2,081,875

(iv) Shared power to dispose or direct the disposition of:

Item  5

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item  6

Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item  7

Identification and Classification of the Subsidiary Which Acquired the  Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item  8

Identification and Classification of Members of the Group

Not applicable

Item 9

Notice of Dissolution of Group

Not applicable

Item 10

Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2006

Date

 /s/ Wilber G. Hallauer

Signature

Wilbur G. Hallauer

Name/Title